Exhibit 99.2

Need assistance? Phone: 1300 850 505 (within Australia) +61 3 9415 4000 (outside Australia) Online: www.investorcentre.com/contact effective it . Proxy How to All your APPOINTMENT Voting opposite they choose one box Voting a percentage boxes. The Appointing entitled to two proxies otherwise both names A proxy SIGNING Individual: Joint should sign Power of please Companies: hand of a the execution where the must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001 (Cth)) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary . Please sign in the appropriate place to indicate the office held. Delete titles as applicable. PARTICIPATING IN THE MEETING Corporate Representative If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate “Appointment of Corporate Representative”. A form may be obtained from Computershare or online at www.investorcentre.com/au and select “Printable Forms”. Pty Limited Opthea Limited C/- Computershare Investor Services Pty Limited on 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia) PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

# Proxy Form

Please mark X to indicate your directions

## Step 1 Appoint a Proxy to Vote on Your Behalf

I/We being a member/s of Opthea Limited hereby appoint

the Chairman of the meeting OR

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the meeting who may either act as proxy or complete the proxy form by inserting the name of a Director or the Company Secretary of Opthea Limited, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law and Opthea's constitution, as the proxy sees fit) at the Annual General Meeting of Opthea Limited to be held virtually on Tuesday, 19 October 2021 at 9:00am (Melbourne time) and at any adjournment or postponement of that meeting.

**Chairman authorised to exercise undirected proxies on remuneration related resolutions:** Where I/we have appointed the Chairman of the meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolutions 5, 6, 7, 8 and 9 (except where I/we have indicated a different voting intention in step 2) even though Resolutions 5, 6, 7, 8 and 9 are connected directly or indirectly with the remuneration of a member of key management personnel, which may include the Chairman.

**Important Note:** If the Chairman of the meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolutions 5, 6, 7, 8 and 9 by marking the appropriate box in step 2.

## Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority.

| | | For | Against | Abstain |
|---|---|---|---|---|
| Resolution 1 | Re-election of Director – Mr Michael Sistenich | | | |
| Resolution 2 | Re-Election of Director – Mr Lawrence Gozlan | | | |
| Resolution 3 | Election of Director – Dr Julia Haller | | | |
| Resolution 4 | Election of Director – Ms Judith Robertson | | | |
| Resolution 5 | Adoption of remuneration report | | | |
| Resolution 6 | Approval and adoption of amended and restated long-term incentive plan | | | |
| Resolution 7 | Approval of issue of performance rights awarded to Dr Megan Baldwin | | | |
| Resolution 8 | Issue of options to Dr Julia Haller under the non-executive director share and option plan | | | |
| Resolution 9 | Issue of options to Ms Judith Robertson under the non-executive director share and option plan | | | |

The Chairman of the meeting intends to vote all available and undirected proxies in favour of each item of business subject to any relevant voting exclusions. In exceptional circumstances, the Chairman of the meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

## Step 3 Signature of Securityholder(s)/Attorney(s)

*This section must be completed.*

| Individual or Securityholder 1/Attorney 1 | Securityholder 2/Attorney 2 | Securityholder 3/Attorney 3 | / / |
|---|---|---|---|
| Sole Director & Sole Company Secretary | Director | Director/Company Secretary | Date |

**Update your communication details** *(Optional)*

Mobile Number

Email Address

By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically

SAMPLE ONLY

OPT 279921A

Computershare